                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                CHICO'S FAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   168615 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gary I. Teblum, Esq.
                         Trenam, Kemker, Scharf, Barkin,
                          Frye, O'Neill & Mullis, P.A.
                               2700 Barnett Plaza
                              Tampa, Florida 33602
                                  813-223-7474
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


           March 8, 1995, December 22, 1995, October 20, 1998, October
                 22, 1998, October 23, 1998 and November 5, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),3d-1(f) or 13d-1(g), check the following box [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 21 Pages)

                                  SCHEDULE 13D


CUSIP NO.  168615 10 2                              PAGE   2    OF   21   PAGES
         ----------------                               --------  --------



  (1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RODIN, LTD.
        ------------------------------------------------------------------------

  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ X ]
                                                                    (b)   [   ]
        ------------------------------------------------------------------------

  (3)   SEC USE ONLY

        ------------------------------------------------------------------------

        SOURCE OF FUNDS*

  (4)   NOT APPLICABLE

        ------------------------------------------------------------------------

  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

  (6)   TEXAS LIMITED PARTNERSHIP
        ------------------------------------------------------------------------

                            (7)   SOLE VOTING POWER
  NUMBER OF
   SHARES                         -0-
 BENEFICIALLY               ----------------------------------------------------
OWNED BY EACH
  REPORTING                 (8)   SHARED VOTING POWER
   PERSON
    WITH                          1,605,128
                            ----------------------------------------------------

                            (9)   SOLE DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------

                            (10) SHARED DISPOSITIVE POWER

                                 1,605,128
                            ----------------------------------------------------



(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,605,128
        ------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [   ]

        ------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.4%
        ------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON*

        PN
        ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  168615 10 2                              PAGE   3    OF   21   PAGES
         ----------------                               --------  --------


  (1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KLEE & CO., L.L.C.
        ------------------------------------------------------------------------

  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ X ]
                                                                    (b)   [   ]
        ------------------------------------------------------------------------

  (3)   SEC USE ONLY

        ------------------------------------------------------------------------

        SOURCE OF FUNDS*

  (4)   NOT APPLICABLE

        ------------------------------------------------------------------------

  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [  ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

  (6)   TEXAS LIMITED LIABILITY COMPANY
        ------------------------------------------------------------------------

                            (7)   SOLE VOTING POWER
  NUMBER OF
   SHARES                         -0-
 BENEFICIALLY               ----------------------------------------------------
OWNED BY EACH
  REPORTING                 (8)   SHARED VOTING POWER
   PERSON
    WITH                          1,605,128
                            ----------------------------------------------------

                            (9)   SOLE DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------

                            (10) SHARED DISPOSITIVE POWER

                                 1,605,128
                            ----------------------------------------------------



(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,605,128
        ------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [   ]

        ------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.4%
        ------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON*

        CO
        ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  168615 10 2                              PAGE   4    OF   21   PAGES
         ----------------                               --------  --------


  (1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HELENE B. GRALNICK TRUST AGREEMENT
        ------------------------------------------------------------------------

  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ X ]
                                                                    (b)   [   ]
        ------------------------------------------------------------------------

  (3)   SEC USE ONLY

        ------------------------------------------------------------------------

        SOURCE OF FUNDS*

  (4)   NOT APPLICABLE

        ------------------------------------------------------------------------

  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [  ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

  (6)   FLORIDA REVOCABLE TRUST
        ------------------------------------------------------------------------

                            (7)   SOLE VOTING POWER
  NUMBER OF
    SHARES                        -0-
 BENEFICIALLY               ----------------------------------------------------
 OWNED BY EACH
   REPORTING                (8)   SHARED VOTING POWER
  PERSON WITH
                                  -0-
                            ----------------------------------------------------

                            (9)   SOLE DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------

                            (10)  SHARED DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
        ------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [   ]

        ------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
        ------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON*

        OO
        ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  168615 10 2                              PAGE   5    OF   21   PAGES
         ----------------                               --------  --------


  (1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HELENE B. GRALNICK
        ------------------------------------------------------------------------

  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ X ]
                                                                    (b)   [   ]
        ------------------------------------------------------------------------

  (3)   SEC USE ONLY

        ------------------------------------------------------------------------

        SOURCE OF FUNDS*

  (4)   NOT APPLICABLE

        ------------------------------------------------------------------------

  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [  ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

  (6)   U.S.A.
        ------------------------------------------------------------------------

                            (7)   SOLE VOTING POWER
  NUMBER OF
   SHARES                         23,333(1)
 BENEFICIALLY               ----------------------------------------------------
 OWNED BY EACH
   REPORTING                (8)   SHARED VOTING POWER
  PERSON WITH
                                  1,605,128
                            ----------------------------------------------------

                            (9)   SOLE DISPOSITIVE POWER

                                  23,333(1)
                            ----------------------------------------------------

                            (10)  SHARED DISPOSITIVE POWER

                                  1,605,128
                            ----------------------------------------------------

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,628,461
        ------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [   ]

        ------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.7%
        ------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON*

        IN
        ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  168615 10 2                              PAGE   6    OF   21   PAGES
         ----------------                               --------  --------


  (1) REPRESENTS OPTIONS TO PURCHASE SHARES OF COMMON STOCK GRANTED UNDER THE COMPANY'S STOCK OPTION PLANS.

                                  SCHEDULE 13D


CUSIP NO.  168615 10 2                              PAGE   7    OF   21   PAGES
         ----------------                               --------  --------


  (1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MARVIN J. GRALNICK TRUST AGREEMENT
        ------------------------------------------------------------------------

  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ X ]
                                                                    (b)   [   ]
        ------------------------------------------------------------------------

  (3)   SEC USE ONLY

        ------------------------------------------------------------------------

        SOURCE OF FUNDS*

  (4)   NOT APPLICABLE

        ------------------------------------------------------------------------

  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [  ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

  (6)   FLORIDA REVOCABLE TRUST
        ------------------------------------------------------------------------

                            (7)   SOLE VOTING POWER
   NUMBER OF
    SHARES                        -0-
 BENEFICIALLY               ----------------------------------------------------
 OWNED BY EACH
   REPORTING                (8)   SHARED VOTING POWER
    PERSON
     WITH                         -0-
                            ----------------------------------------------------

                            (9)   SOLE DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------

                            (10)  SHARED DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
        ------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [   ]

        ------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
        ------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON*

        OO
        ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  168615 10 2                              PAGE   8    OF   21   PAGES
         ----------------                               --------  --------


  (1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MARVIN J. GRALNICK
        ------------------------------------------------------------------------

  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ X ]
                                                                    (b)   [   ]
        ------------------------------------------------------------------------

  (3)   SEC USE ONLY

        ------------------------------------------------------------------------

        SOURCE OF FUNDS*

  (4)   NOT APPLICABLE

        ------------------------------------------------------------------------

  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [  ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

  (6)   U.S.A.
        ------------------------------------------------------------------------

                            (7)   SOLE VOTING POWER
  NUMBER OF
   SHARES                         48,333(1)
BENEFICIALLY                ----------------------------------------------------
OWNED BY EACH
  REPORTING                 (8)   SHARED VOTING POWER
   PERSON
    WITH                          1,605,128
                            ----------------------------------------------------

                            (9)   SOLE DISPOSITIVE POWER

                                  48,333(1)
                            ----------------------------------------------------

                            (10)  SHARED DISPOSITIVE POWER

                                  1,605,128
                            ----------------------------------------------------

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,653,461
        ------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [   ]

        ------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20%
        ------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON*

        IN
        ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  168615 10 2                              PAGE   9    OF   21   PAGES
         ----------------                               --------  --------


  (1) REPRESENTS OPTIONS TO PURCHASE SHARES TO COMMON STOCK GRANTED UNDER THE COMPANY'S STOCK OPTION PLANS.

                                  SCHEDULE 13D


CUSIP NO.  168615 10 2                              PAGE   10   OF   21   PAGES
         ----------------                               --------  --------


  (1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAPTIVA, LTD.
        ------------------------------------------------------------------------

  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ X ]
                                                                    (b)   [   ]
        ------------------------------------------------------------------------

  (3)   SEC USE ONLY

        ------------------------------------------------------------------------

        SOURCE OF FUNDS*

  (4)   NOT APPLICABLE

        ------------------------------------------------------------------------

  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [  ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

  (6)   TEXAS LIMITED PARTNERSHIP
        ------------------------------------------------------------------------

                            (7)   SOLE VOTING POWER
  NUMBER OF
   SHARES                         -0-
BENEFICIALLY                ----------------------------------------------------
OWNED BY EACH
  REPORTING                 (8)   SHARED VOTING POWER
   PERSON
    WITH                          -0-
                            ----------------------------------------------------

                            (9)   SOLE DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------

                            (10)  SHARED DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
        ------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [   ]

        ------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
        ------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON*

        PN
        ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  168615 10 2                              PAGE   11   OF   21   PAGES
         ----------------                               --------  --------


  (1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SARTRE PARTNERS, LTD.
        ------------------------------------------------------------------------

  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ X ]
                                                                    (b)   [   ]
        ------------------------------------------------------------------------

  (3)   SEC USE ONLY

        ------------------------------------------------------------------------

        SOURCE OF FUNDS*

  (4)   NOT APPLICABLE

        ------------------------------------------------------------------------

  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [  ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        ------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

  (6)   TEXAS LIMITED PARTNERSHIP
        ------------------------------------------------------------------------

                            (7)   SOLE VOTING POWER
   NUMBER OF
    SHARES                        -0-
  BENEFICIALLY              ----------------------------------------------------
 OWNED BY EACH
REPORTING PERSON            (8)   SHARED VOTING POWER
     WITH                         -0-
                            ----------------------------------------------------

                            (9)   SOLE DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------

                            (10)  SHARED DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
        ------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [   ]

        ------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
        ------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON*

        PN
        ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D                                                 PAGE 12 OF 21 PAGES
--------------------------------------------------------------------------------


         This Statement constitutes Amendment No. 2 to previously filed Statements on Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Chico's FAS, Inc., a Florida corporation (the "Issuer"), as follows:

         1. Schedule 13D filed on January 7, 1994 by Gralnick Industries Limited Partnership, a Nevada limited partnership ("Gralnick Industries"), the Helene B. Gralnick Trust Agreement (the "Helene B. Gralnick Trust") and Helene B. Gralnick, individually (the "Helene Gralnick Initial Statement").

         2. Schedule 13D filed on January 7, 1994 by Gralnick Enterprises Limited Partnership, a Nevada limited partnership ("Gralnick Enterprises"), the Marvin J. Gralnick Trust Agreement (the "Marvin J. Gralnick Trust") and Marvin J. Gralnick, individually (the "Marvin Gralnick Initial Statement").

         3. Amendment No. 1 to Schedule 13D filed on November 10, 1994 by Gralnick Industries, Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Gralnick Enterprises, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee ("Amendment No. 1").

         On or about March 8, 1995, Gralnick Industries was effectively merged into and survived by Captiva, Ltd. ("Captiva"), a Texas limited partnership, which partnership was beneficially owned by Marvin Gralnick and Helene Gralnick (through the ownership by Marvin Gralnick and Helene Gralnick of 100% of the membership interests in Klee & Co., L.L.C., a Texas limited liability company which is serving as the sole general partner of Captiva), as was the case for Gralnick Industries prior to the merger. On the same date, Gralnick Enterprises was effectively merged into and survived by Sartre Partners, Ltd. ("Sartre"), a Texas limited partnership, which partnership was beneficially owned by Marvin Gralnick and Helene Gralnick (through the ownership by of Marvin Gralnick and Helene Gralnick of 100% of the membership interests in Camus & Co., L.L.C., a Texas limited liability company which is serving as the sole general partner of Sartre), as was the case for Gralnick Industries prior to the merger. As a result of these mergers, the Common Stock owned by Gralnick Industries was transferred to Captiva, the Common Stock owned by Gralnick Enterprises was transferred to Sartre and the Helene B. Gralnick Trust and the Marvin J. Gralnick Trust no longer held any direct or indirect interest in the Common Stock.

         On or about December 22, 1995, through a series of contemporaneous transfers, the Common Stock owned by Captiva and the Common Stock owned by Sartre (aggregating 1,705,128 shares), while at all times remaining fully within the control of Marvin Gralnick and Helene Gralnick, was transferred to a single, newly-formed Texas limited partnership, Rodin, Ltd. ("Rodin"), which partnership is controlled by Marvin Gralnick and Helene Gralnick (through the ownership by Marvin Gralnick and Helene Gralnick of 100% of the membership interests in Klee & Co., L.L.C., a Texas limited liability company which is serving as the sole general partner of Rodin), and Captiva and Sartre no longer held any direct or indirect interest in the Common Stock.

         In October and November 1998, Rodin sold an aggregate of 100,000 shares of the Common Stock in transactions effectuated through a broker, as follows:

SCHEDULE 13D                                                 PAGE 13 OF 21 PAGES
--------------------------------------------------------------------------------


  Date of Transaction         Number of Shares Sold           Price Per Share
-------------------------  ---------------------------     ---------------------
October 20, 1998                    25,000                       $17.125
October 22, 1998                    25,000                       $16.750
October 23, 1998                    10,000                       $16.500
November 5, 1998                     1,500                       $19.000
November 5, 1998                    20,000                       $18.937
November 5, 1998                    10,000                       $19.125
November 5, 1998                     8,500                       $19.375

         This Amendment No. 2 to Schedule 13D also relates to the vesting of certain non-qualified stock options to purchase shares of Common Stock granted to Helene B. Gralnick and Marvin J. Gralnick pursuant to the Company's stock option plans.

         As to Helene B. Gralnick, (1) all of 15,000 non-qualified stock options granted to Ms. Gralnick on May 1, 1995 are currently vested, with 5,000 of such options having vested on May 1, 1996, an additional 5,000 of such options having vested on May 1, 1997 and the remaining 5,000 of such options having vested on May 1, 1998, and (2) 8,333 of 25,000 non-qualified stock options granted to Ms. Gralnick on May 13, 1997 are currently vested, such 8,333 options having vested on May 13, 1998.

         As to Marvin J. Gralnick, (1) all of 15,000 non-qualified stock options granted to Mr. Gralnick on May 1, 1995 are currently vested, with 5,000 of such options having vested on May 1, 1996, an additional 5,000 of such options having vested on May 1, 1997 and the remaining 5,000 of such options having vested on May 1, 1998, and (2) 33,333 of 100,000 non-qualified stock options granted to Mr. Gralnick on May 13, 1997 are currently vested, such 33,333 options having vested on May 13, 1998.

         Accordingly, this Statement, as amended from time to time, shall now serve, pursuant to the requirements of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as the Statement on Schedule 13D for (i) Rodin, (ii) Klee & Co., L.L.C. ("Klee"), (iii) Helene B. Gralnick, and (iv) Marvin J. Gralnick. The Helene B. Gralnick Trust, the Marvin J. Gralnick Trust, Captiva and Sartre join in this amendment in order to acknowledge that each of them no longer holds any direct or indirect interest in the Common Stock.

          The Helene B. Gralnick Trust, Helene B. Gralnick, the Marvin J. Gralnick Trust and Marvin J. Gralnick, in filing this Statement, each jointly further amend and restate Amendment No. 1 and Rodin, Klee, Captiva and Sartre hereby join in this Statement as follows:

SCHEDULE 13D                                                 PAGE 14 OF 21 PAGES
--------------------------------------------------------------------------------


ITEM 4.           SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $.01 per share (the "Common Stock") of Chico's FAS, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 11215 Metro Parkway, Ft. Myers, Florida 33912.


ITEM 5.           IDENTITY AND BACKGROUND.

          This Statement is filed on behalf of (i) Rodin, (ii) Klee, (iii) Helene B. Gralnick, and (iv) Marvin J. Gralnick.

RODIN

         As indicated above, (1) on or about December 22, 1995, as a consequence of several contemporaneous transfers, Rodin became the record owner of 1,705,128 shares of the Common Stock, and (2) as a result of a series of sales by Rodin during October 1998, Rodin is currently the record owner of 1,605,128 shares of the Common Stock. Klee is the sole general partner of Rodin. All of the membership interests in Klee are owned by Marvin J. Gralnick and Helene B. Gralnick. Marvin J. Gralnick, Helene B. Gralnick and certain irrevocable trusts established by Marvin J. Gralnick and Helene B. Gralnick for the benefit of certain of their children and other family members are the sole limited partners of Rodin. None of the irrevocable trusts that are limited partners of Rodin participate in any decisions concerning voting and/or disposition of the Common Stock owned by Rodin. Because of their interest in the general partner, Marvin
J. Gralnick and Helene B. Gralnick may be considered to beneficially own all of the general partnership interests of Rodin and thus all of the Common Stock owned by Rodin.

CERTAIN INFORMATION ABOUT THE FILING PARTIES

          Set forth below is background information about Rodin, Klee, Helene B. Gralnick, Marvin J. Gralnick, Captiva and Sartre, including information as to
(a) the name, (b) address, (c) principal business or occupation, (d) whether or not, during the past five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (e) whether or not, during the past five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding and violations with respect to such laws and (f) citizenship:

         (1) Rodin, Ltd.

                  (a)      Rodin, Ltd. is a Texas limited partnership.

                  (b)      c/o Osborne, Lowe, Helman & Smith, L.L.P.
                           301 Congress Ave.
                           Suite 1900
                           Austin, TX  78701

SCHEDULE 13D                                                 PAGE 15 OF 21 PAGES
--------------------------------------------------------------------------------


                  (c) Rodin was formed to facilitate investment and/or estate planning activities for its partners, Klee, Marvin J. Gralnick, Helene B. Gralnick and certain irrevocable trusts established by Marvin J. Gralnick and Helene B. Gralnick for the benefit of certain of their children and other family members.

                  (d)      No.

                  (e)      No.

         (2) Klee & Co., L.L.C.

                  (a)      Klee is a Texas limited liability company.

                  (b)      c/o Osborne, Lowe, Helman & Smith, L.L.P.
                           301 Congress Ave.
                           Suite 1900
                           Austin, TX  78701

                  (c) Klee was originally formed to become the general partner in the Texas limited partnership that holds title to and controls the disposition of assets of Captiva but as a result of the transfers occurring in December 1995, has become the general partner of Rodin.

                  (d)      No.

                  (e)      No.


         (3) Helene B. Gralnick

                  (a)      Helene B. Gralnick

                  (b)      11215 Metro Parkway
                           Ft. Myers, Florida 33912

                  (c) Senior Vice President - Design and Concept and a director of Chico's FAS, Inc., 11215 Metro Parkway, Ft. Myers, Florida 33912, a specialty retailer of exclusively designed, private label casual clothing and related accessories.

                  (d)      No.

                  (e)      No.

                  (f)      USA.

SCHEDULE 13D                                                 PAGE 16 OF 21 PAGES
--------------------------------------------------------------------------------


         (4) Marvin J. Gralnick

                  (a)      Marvin J. Gralnick

                  (b)      11215 Metro Parkway
                           Ft. Myers, Florida 33912

                  (c) Chairman of the Board, Chief Executive Officer, President, and a director of Chico's FAS, Inc., 11215 Metro Parkway, Ft. Myers, Florida 33912, a specialty retailer of exclusively designed, private label casual clothing and related accessories.

                  (d)      No.

                  (e)      No.

                  (f)      USA.


         (5) Captiva, Ltd.

                  (a)      Captiva, Ltd. is a Texas limited partnership.

                  (b)      c/o Osborne, Lowe, Helman & Smith, L.L.P.
                           301 Congress Ave.
                           Suite 1900
                           Austin, TX  78701

                  (c) Captiva was formed to facilitate investment and/or estate planning activities for its partners, including its sole general partner, Klee.

                  (d)      No.

                  (e)      No.

         (6) Sartre Partners, Ltd.

                  (a)      Sartre Partners, Ltd. is a Texas limited partnership.

                  (b)      c/o Osborne, Lowe, Helman & Smith, L.L.P.
                           301 Congress Ave.
                           Suite 1900
                           Austin, TX  78701

SCHEDULE 13D                                                 PAGE 17 OF 21 PAGES
--------------------------------------------------------------------------------


                  (c) Sartre was formed to facilitate investment and/or estate planning activities for its partners, including its general partner, Camus & Co., L.L.C., a Texas limited liability company (whose membership interests were owned 100% by Marvin J. Gralnick and Helene B. Gralnick).

                  (d)      No.

                  (e)      No.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.  See "Purpose of Transaction".


ITEM 4.           PURPOSE OF TRANSACTION.

TRANSACTIONS OCCURRING ON OR ABOUT MARCH 8, 1995, ON OR ABOUT DECEMBER 22, 1995 AND IN OCTOBER 1998

         All of the transactions occurring on or about March 8, 1995, on or about December 22, 1995 and in October 1998, were engaged in to facilitate investment and/or estate planning activities for the respective parties to those transactions. Insofar as the Common Stock of the Issuer is concerned, (i) Captiva generally acquired and held the Common Stock of the Issuer as an equity investment, as did Gralnick Industries prior to the merger, (ii) Sartre generally acquired and held the Common Stock of the Issuer as an equity investment, as did Gralnick Enterprises prior to the merger, and (iii) Rodin generally acquired and continues to hold the Common Stock of the Issuer as an equity investment, as did Captiva and Sartre prior to the December 1995 transactions.

         Rodin or any of the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin may from time to time in the future acquire additional securities of the Issuer, including shares of the Common Stock. In addition, from time to time in the future, Rodin and any of the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin may dispose of securities of the Issuer, including shares of the Common Stock. Except as noted otherwise in this paragraph, at the time of the acquisition, Rodin and the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin had, and at the present time Rodin and the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin continue to have, no independent plans or proposals of the type specified in paragraphs (a) through (j) of Item 4 of the
Schedule 13D Instructions except that Marvin J. Gralnick and/or Helene B. Gralnick may from time to time, for estate planning purposes, but without obligation, transfer limited partner interests primarily to family members, to irrevocable trusts established for the benefit of family members and to persons in which family members have interests. The intentions of Rodin or any of the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin with respect to the Common Stock

SCHEDULE 13D                                                 PAGE 18 OF 21 PAGES
--------------------------------------------------------------------------------


of the Issuer may change at any time in the future, or from time to time in the future. It is possible that in the future, or from time to time in the future, Rodin or any of the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin may independently develop and implement or engage in one or more of the transactions of the type specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D Instructions in addition to those which may arise in connection with Ms. Gralnick's and Mr. Gralnick's current, regular, and customary service as officers and directors of the Issuer and the possible exercise of outstanding and vested stock options.


STOCK OPTIONS

          The stock options held by Helene B. Gralnick and Marvin J. Gralnick were granted under the Company's stock option plans, at the same time as stock options were granted to other key employees of the Company, in each case to provide incentive to the respective key employee to continue and increase their respective efforts to improve operating results, to remain in the employ of the Company and to have a greater financial interest in the Company. As a result of the vesting of these options, Ms. Gralnick and Mr. Gralnick will each be able to increase their respective ownership of stock in the Company upon exercise of the respective options.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Rodin is governed under the terms of the Limited Partnership Agreement dated December 21, 1995, as amended (the "Rodin Agreement"). Under the terms of the Rodin Agreement, the interests of the partners in Rodin, as of the execution date of this Amendment, are: (1) Klee & Co., L.L.C. - 83.043 Units, (2) Marvin
J. Gralnick - 4,093.270 Units, (3) Helene B. Gralnick - 4,093.270 Units and (4) Leslie C. Giordani, as the trustee of various irrevocable trusts established by Marvin J. Gralnick and/or Helene B. Gralnick - - 34.39 Units in the aggregate.

         Under the terms of the Rodin Agreement, Klee, in its capacity as the sole general partner of Rodin, has the full and exclusive right and power to manage and operate the business of Rodin, including the power to vote and dispose of all shares of the Common Stock of the Issuer held by Rodin. Helene B. Gralnick and Marvin J. Gralnick are the sole members of Klee. Therefore, Helene
B. Gralnick and Marvin J. Gralnick are considered for purposes of Rule 13d-3 to beneficially own all of the shares of Common Stock owned by Rodin. Accordingly, as a result of these relationships, Rodin, Klee, Helene B. Gralnick, and Marvin
J. Gralnick may be deemed to share the power to vote, direct the vote, dispose of and direct the disposition of the 1,605,128 shares of the Common Stock of the Issuer held by Rodin. Such shares represent 19.4% of the total outstanding shares of the Common Stock of the Issuer as of November 10, 1998.

         In addition, as described herein, Helene B. Gralnick has the option to acquire 23,333 additional shares of Common Stock that she beneficially owns pursuant to the terms of those options granted to Ms. Gralnick under the Company's stock option plans that are currently vested. The shares underlying the vested stock options held by Ms. Gralnick, together with the shares held by

SCHEDULE 13D                                                 PAGE 19 OF 21 PAGES
--------------------------------------------------------------------------------


Rodin, constitute 19.7% of the total outstanding shares of the Common Stock of the Issuer as of November 10, 1998.

         In addition, as described herein, Marvin J. Gralnick has the option to acquire 48,333 additional shares of Common Stock that he beneficially owns pursuant to the terms of those options granted to Mr. Gralnick under the Company's stock option plans that are currently vested. The shares underlying the vested stock options held by Mr. Gralnick, together with the shares held by Rodin, constitute 20.0% of the total outstanding shares of the Common Stock of the Issuer as of November 10, 1998.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See "Item 5 Interest in Securities of the Issuer" for information regarding the Rodin Agreement.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1. Certificate and Plan of Merger of Gralnick Industries Limited Partnership with and into Captiva, Ltd. dated March 8, 1995.

                  Exhibit 2. Certificate and Plan of Merger of Gralnick Enterprises Limited Partnership with and into Sartre Partners, Ltd. dated March 8, 1995.

                  Exhibit 3. Limited Partnership Agreement (re: Rodin) dated December 21, 1995 together with 7 amendments thereto.

SCHEDULE 13D                                                 PAGE 20 OF 21 PAGES
--------------------------------------------------------------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 1998

RODIN, LTD.

By:      Klee & Co., L.L.C.,
         General Partner

         By:       /s/ Marvin J. Gralnick
             ------------------------------------------
                   Marvin J. Gralnick, Manager

         By:       /s/ Helene B. Gralnick
             ------------------------------------------
                   Helene B. Gralnick, Manager

KLEE & CO., L.L.C.

By:               /s/ Marvin J. Gralnick
   ---------------------------------------------------
                  Marvin J. Gralnick, Manager

By:               /s/ Helene B. Gralnick
   ---------------------------------------------------
                  Helene B. Gralnick, Manager

HELENE B. GRALNICK TRUST AGREEMENT

By:               /s/ Helene B. Gralnick
   ---------------------------------------------------
                  Helene B. Gralnick, Trustee


                  /s/ Helene B. Gralnick
------------------------------------------------------
                  Helene B. Gralnick, Individually

MARVIN J. GRALNICK TRUST AGREEMENT

By:               /s/ Marvin J. Gralnick
   ---------------------------------------------------
                  Marvin J. Gralnick, Trustee


                  /s/ Marvin J. Gralnick
------------------------------------------------------
                  Marvin J. Gralnick, Individually

SCHEDULE 13D                                                 PAGE 21 OF 21 PAGES
--------------------------------------------------------------------------------


CAPTIVA, LTD.

By:      Klee & Co., L.L.C.,
         General Partner

         By:               /s/ Marvin J. Gralnick
            ---------------------------------------------------------
                           Marvin J. Gralnick, Manager

         By:               /s/ Helene B. Gralnick
            ---------------------------------------------------------
                           Helene B. Gralnick, Manager


SARTRE PARTNERS, LTD.

By:      Camus & Co., L.L.C.,
         General Partner

         By:               /s/ Marvin J. Gralnick
            ---------------------------------------------------------
                           Marvin J. Gralnick, Manager

         By:               /s/ Helene B. Gralnick
            ---------------------------------------------------------
                           Helene B. Gralnick, Manager

                                  EXHIBIT INDEX


         Exhibit 1. Certificate and Plan of Merger of Gralnick Industries Limited Partnership with and into Captiva, Ltd. dated March 8, 1995.

         Exhibit 2. Certificate and Plan of Merger of Gralnick Enterprises Limited Partnership with and into Sartre Partners, Ltd. dated March 8, 1995.

         Exhibit 3. Limited Partnership Agreement (re: Rodin) dated December 21, 1995 together with 7 amendments thereo.